Exhibit 99.1

Obsidian Energy Alberta Wildfire Update: Additional Fields Coming Back Online

CALGARY, May 23, 2023 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an update on the status of our operations impacted by recent Alberta wildfires.

Widespread rain over the weekend in Alberta helped to slow wildfire spread, bringing relief to some local communities. As a result, we have restored or are currently restoring approximately 5,650 boe/d of operated and non-operated production that was temporarily shut-in due to wildfires, evacuation orders and third-party constraints in Peace River and Pembina.

Most of the production being brought back online came from the Harmon Valley South field in Peace River, adding back approximately 4,500 boe/d of temporarily shut-in heavy oil production, with the remaining 1,250 boe/d light oil weighted production in Pembina. We anticipate the remaining approximate 1,750 boe/d of production to be restored as access to well pads permit, and power is regained to certain sites, subject to changes in the wildfire situation. At this time, we believe there has been no damage to the Company’s key assets or infrastructure.

“While we are pleased to see the impacted production come back online, our number one concern has been with the health and safety of our employees, their families and the local communities,” said Stephen Loukas, President and CEO. “We would once again like to express our gratitude and thanks to all those that worked tirelessly to ensure that everyone is safe—our staff, industry partners and emergency responders. Our thoughts are with our neighbors and the communities still being affected by the wildfires during this difficult time.”

The Company will continue to closely monitor the situation as it evolves and provide an update when appropriate.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: when we expected certain production to be restored; our believe that there has been no damage to the Company’s key assets or infrastructure; and that we will continue to monitor the situation and provide an update when appropriate.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: our ability to restart production; that there has been no damage to key assets and infrastructure; that we are able to monitor the situation by getting accurate and timely information; that we will be able to get power back to our sites in a timely manner; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as wildfires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to conduct an investigation to better understand the situation; and our ability to obtain equipment and staffing in a timely manner to carry out plans and the costs thereof.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: whether the Company will receive timely and accurate information regarding the wildfires; that there is damage to the Company’s key assets and infrastructure; that production will be shut-in longer than expected or have to be shut-in again as wildfires return; whether the Company is in compliance with all regulatory requirements; the possibility that we change our 2023 capital plans in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; and unanticipated operating events or environmental events outside these wildfires that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wildfires and flooding in other areas). Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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